Via Facsimile and U.S. Mail
Mail Stop 6010

May 4, 2006

Mr. Jay S. Fishman
Chief Executive Officer
The St. Paul Travelers Companies Inc.
385 Washington Street
St. Paul, Minnesota   55102

Re: The St. Paul Travelers Companies Inc.
Form 10-K for Fiscal Year Ended
December 31, 2005
File No. 001-10898

Dear Mr. Fishman:

We have limited our review of your filing to the issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2005

Item 7. Management's Discussion and Analysis of Financial Condition and …, page 56

Contractual Obligations, page 89

1. The intent of this disclosure is to provide in a single location the information required. Please provide us in disclosure-type format a revised table that includes the estimated claims and claim related payments with all other obligations in a single table. In addition, interest on debt should be included in the contractual obligation table.

Critical Accounting Estimates, page 92

2. According to your general discussion on page 94, the actual choice of methods used to determine the ultimate claim liabilities can change with each evaluation. From your discussion it appears you develop point estimates to determine loss reserves and develop a range of reasonable estimates to back test the previously established reserves.   In this regard, please provide us the following information for each of your product lines, in disclosure-type format, to help us evaluate the adequacy of your disclosure:

a. Describe the methodologies used to calculate and evaluate the reserves for each tail or product line. For example, this might include a discussion of alternative models used, the strengths and weaknesses of each model and an explanation of why a specific model was ultimately chosen over the other methods considered. Include in this discussion an explanation that clarifies how you develop your IBNR reserves. It is our understanding that companies calculate the estimated ultimate unpaid liability first and then reduce that number by paid claims and by case reserves to arrive to at the IBNR reserve. In addition, it is our understanding that included in the loss reserves for property and casualty insurance is a provision for uncertainty, which is intended to capture the uncertainty in measuring all the factors inherent in the loss reserving process. To better understand the judgments and uncertainties in your loss reserving process please include in this discussion a description of your methodology for including a provision for uncertainty.

b. Discuss how each of key your reserve risks has changed historically over the periods presented.

c. Discuss how management has adjusted each of the key reserve risks used in calculating the current year reserves given their historical changes or given current trends observed.

d. Describe the different values for the point estimates you developed. Include a discussion of why the method selected was more appropriate over the other methods and why one point estimate was selected instead of other point estimates.

e. Provide a quantitative and narrative discussion of the impact that reasonably likely changes in one or more of the key reserve risks identified would have on reported results, financial position and liquidity.

Note 3. Discontinued Operations

3. Please explain to us why recognition of $710 million of tax expense on operations was triggered in 2005. Refer to supporting authoritative literature.

Item 15. Exhibits and Financial Statement Schedules, page 197

4. Please explain to us why excluding the information required by Rule 12–17 of Regulation S-X was considered appropriate. Please provide to us the Schedule IV

information in disclosure-type format if you conclude that Rule 12-17 is applicable.

*   *   *   *

Please respond to the comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant